                      SECURITIES AND EXCHANGE COMMISSION,
                            WASHINGTON, D.C. 20549
                                 _____________

                                  SCHEDULE TO
                                (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                             Plains Resources Inc.
                      (Name of Subject Company (Issuer))

                  Plains Resources Inc. (Offeror and Issuer)
   (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                   Person))

                Series G Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                                   Tim Moore
                             Plains Resources Inc
                             500 Dallas, Suite 700
                             Houston, Texas  77002
                                (713) 654-1414
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                With copies to:

                                 John A. Watson
                          Fulbright & Jaworski L.L.P.
                           1301 McKinney, Suite 5100
                           Houston, Texas  77010-3095
                           Telephone:  (713) 651-5151
                           Facsimile:  (713) 651-5246

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
              Transaction Valuation*                 Amount of Filing Fee
                  $85,804,500.00                           $17,160.90
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series G Cumulative Convertible Preferred Stock. The amount of the filing fee is based upon the book value of the securities acquired pursuant to Rule 0-11.

  [x] Check the box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,160.90           Filing Party: Plains Resources Inc.

Form or Registration No.: Schedule TO        Date Filed:  November 30, 2000

  [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ] third-party tender offer subject to Rule 14d-1.

       [x]  issuer tender offer subject to Rule 13e-4.

       [ ]  going-private transaction subject to Rule 13e-3.

       [ ]  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the
       results of the tender offer:   [ ]

      This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer by Plains Resources Inc., a Delaware corporation (the "Company"), to exchange 171,609 shares of Series G Cumulative Convertible Preferred Stock for 171,609 shares of Series H Convertible Preferred Stock, upon the terms and subject to the conditions contained in the Offering Circular and Notice of Redemption dated November 30, 2000, the Offering Circular and Notice of Redemption Supplement dated December 12, 2000 and the Letter of Transmittal.

     Copies of the Offering Circular and Notice of Redemption dated November 30, 2000 and the Letter of Transmittal were filed previously as exhibits (a) (1)
(ii) and (a) (1) (iii), respectively, to the Schedule TO, and the Offering Circular and Notice of Redemption Supplement dated December 12, 2000 is being filed herewith as exhibit (a) (i) (iv). The Company is sending a copy of the Offering Circular and Notice of Redemption Supplement dated December 12, 2000 to each holder of the Series G Cumulative Convertible Preferred Stock.


ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby revised as follows:

     (a) (1) (vi) through (viii)     The information set forth in the Offering
Circular under the heading entitled "The Exchange Offer", the Offering Circular and Notice of Redemption Supplement dated December 12, 2000 and the Letter of Transmittal is incorporated herein by reference.


ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to add exhibits (a) (1) (iv) and (a) (5) (iii) as follows:

     (a) (1) (iv) Offering Circular and Notice of Redemption Supplement dated as of December 12, 2000.

     (a) (5) (iii)  Press release issued on November 30, 2000.


                                       1

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              By:     /s/ Cynthia A. Feeback
                                      ---------------------------------
                              Name:   Cynthia A. Feeback
                              Title:  Vice President - Accounting and
                                      Assistant Treasurer
Dated: December 12, 2000





                                       2
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                               INDEX TO EXHIBITS


EXHIBIT NO.            DESCRIPTION
-----------            -----------

(a) (1) (i)         Cover Letter to Offering Circular and Notice of Redemption.*

(a) (1) (ii)        Offering Circular and Notice of Redemption dated as of
                    November 30, 2000.*

(a) (1) (iii)       Letter of Transmittal.*

(a) (1) (iv)        Offering Circular and Notice of Redemption Supplement dated as of December 12, 2000.**

(a) (2)             None.

(a) (3)             Not applicable.

(a) (4)             Not applicable.

(a) (5) (i)         Form of Certificate of Designation, Preferences and Rights
                    for the Series H Convertible Preferred Stock.*

(a) (5) (ii)        Form of Second Amendment to Stock Purchase Agreement dated as of December 28, 2000 by and among the Company and the Purchasers named therein.*

(a) (5) (iii)       Press Release issued on November 30, 2000. **

(b)                 Not applicable.

(d) (1) Stock Purchase Agreement dated as of July 30, 1998 by and among the Company and the Purchasers named therein.*

(d) (2)             Amendment to Stock Purchase Agreement dated as of
                    January 31, 2000 by and among the Company and the Purchasers named therein.*

(g)                 Not applicable.

(h)                 Not applicable.

----------
*   Previously filed on Schedule TO.
**  Filed herewith.